 **Crowe Horwath.**

Crowe Horwath LLP
Independent Member Crowe Horwath International

Those Charged with Governance
Venecredit Securities, Inc.
Miami, Florida

To assist Those Charged with Governance in overseeing the financial reporting process of Venecredit Securities, Inc. ("Company") for which management is responsible, we are submitting this letter.

AUDITOR'S RESPONSIBILITY UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

An audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) is designed to obtain reasonable, but not absolute, assurance about whether the financial statements are free from material misstatement.

When performing an examination of the assertions made by a broker or dealer in a compliance report (an "examination engagement") the auditor's objective is to express an opinion regarding whether the assertions made by the broker or dealer in its compliance report are fairly stated, in all material respects.

The objective of the auditor of the financial statements, when engaged to perform audit procedures and report on supplemental information that accompanies audited financial statements, is to obtain sufficient appropriate audit evidence to express an opinion on whether the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ACCOUNTING POLICIES AND PRACTICES, ESTIMATES AND SIGNIFICANT UNUSUAL TRANSACTIONS AND OUR EVALUATION OF THE QUALITY OF THE COMPANY'S FINANCIAL REPORTING

Critical Accounting Policies, Practices and Estimates: We are required to discuss with Those Charged with Governance our judgment about the Company's critical accounting policies and practices. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Further, we are required to discuss with Those Charged with Governance our judgment about the Company's critical accounting estimates. Critical accounting estimates are accounting estimates where (a) the nature of the estimate is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

We consider the following accounting policies, practices and estimates to be critical, as defined above.

- Fair Value of Financial Instruments

During our meeting we will address the following items in our discussion:

- The reasons certain policies and practices are considered critical;
- How current and anticipated future events might affect the determination of whether certain policies and practices are considered critical;
- Our assessment of management's disclosures related to the critical accounting policies and practices, along with any significant modifications to the disclosure of those policies and practices proposed that management did not make;
- The process management used to develop critical accounting estimates;
- Management's significant assumptions used in critical accounting estimates that have a high degree of subjectivity;
- Any significant changes management made to the process used to develop critical accounting estimates or significant assumptions, management's reasons for the changes, and the effects of the changes on the financial statements;
- The basis for our conclusions regarding the reasonableness of the critical accounting estimates.

Initial Selection of, or Changes in, Significant Accounting Policies or Practices: In addition to the above critical accounting policies, practices and estimates, Those Charged with Governance should be informed of the initial selection of, or changes in, significant accounting policies or the application of such policies in the current period.

Effect of Significant Accounting Policies in Controversial Areas or Areas Where There is a Lack of Authoritative Guidance or Consensus, or Diversity in Practice: We are required to communicate the effect of significant accounting policies in controversial areas or areas where there is a lack of authoritative guidance or consensus, or diversity in practice.

Qualitative Aspects of Significant Accounting Policies and Practices: Those Charged with Governance should also be informed of the qualitative aspects of the significant accounting policies and practices. We consider the following accounting policies and practices to be significant.

- Fair Value of Financial Instruments

During our meeting we will refer to the Company's accounting policies footnote in the financial statements. We will address the following items in our discussion:
- The results of our evaluation of, and conclusions about, the qualitative aspects of the Company's significant accounting policies and practices, including situations in which we identified bias in management's judgments about the amounts and disclosures in the financial statements;
- The results of our evaluation of the differences between estimates best supported by the audit evidence and estimates included in the financial statements, which are individually reasonable, that indicate a possible bias on the part of the Company's management.

Significant Unusual Transactions: Those Charged with Governance should be aware of methods used to account for significant transactions that are outside of the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size, or nature. We are not aware of any significant unusual transactions recorded by the Company.

<u>Financial Statement Presentation:</u> We are required to evaluate whether the presentation of the financial statements and the related disclosures are in conformity with Generally Accepted Accounting Principles, including our consideration of the form, arrangement, and content of the financial statements.

- In our evaluation of the financial statements and related disclosures there were no issues to communicate related to the form, arrangement, and content of the financial statements.

<u>New Accounting Pronouncements:</u> We are responsible for informing Those Charged with Governance about any concerns regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting.

There were no such concerns regarding management's anticipated application of accounting pronouncements requiring communication.

<u>Alternative Accounting Treatments:</u> We are required to discuss alternative treatments permissible under Generally Accepted Accounting Principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred.

- There were no such alternatives treatments that were discussed with management.

CORRECTED AND UNCORRECTED AUDIT ADJUSTMENTS

<u>Corrected Audit Adjustments</u>: We are responsible for informing Those Charged with Governance about adjustments to the financial statements arising from our audit.

- There were no such adjustments to the financial statements arising from our audit.

<u>Uncorrected Audit Adjustments</u>: We are also responsible for informing the Those Charged with Governance about uncorrected financial statement misstatements aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

- There were no such adjustments to the financial statements arising from our audit.

OTHER COMMUNICATIONS

Communication Item	Results
Other Information In Documents Containing Audited Financial Statements Those Charged with Governance often consider information prepared by management that accompanies the financial statements. To assist your consideration of this information, we read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the audited financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.	We read the following items and noted no material inconsistencies or misstatement of facts in such information based on our reading thereof. • Financial Statements and Footnotes to Financial Statements • Form X17a-5 and other items bound with the audited financial statements pursuant to Rule 17a-5.
Difficulties or Contentious Matters We are required to discuss with Those Charged with Governance any difficulties or contentious matters for which we consulted outside of the engagement team.	During the audit, there were no such issues for which we consulted outside the engagement team.

Communication Item	Results
Consultations With Other Accountants If we are aware that management consulted with other accountants about significant auditing and accounting matters and we have a concern about such matters, we are to inform Those Charged with Governance of such consultation and provide our views on the matters discussed.	To our knowledge, there were no such consultations with other accountants about which we have a concern.
Material Written Communications As required by the SEC's final rule on Auditor Independence, we are required to discuss with Those Charged with Governance certain material written communications.	Material written communications that are required to be discussed include the following. • Management's representation letter to us (a copy is attached); • Our engagement letter (previously discussed with and approved by Those Charged with Governance); • Our confirmation of independence (previously discussed with Those Charged with Governance).
Departures from the Auditor's Standard Report We are required to communicate any modifications to the auditor's opinion or explanatory language included in the auditor's report.	There were no modifications to the auditor's opinion or any explanatory language included in the auditor's report.
Disagreements With Management We are required to discuss with Those Charged with Governance any disagreements with management, whether or not satisfactorily resolved, that individually or in the aggregate could be significant to the Company's financial statements or the auditor's report.	During our audit, there were no such disagreements with management.
Significant Difficulties Encountered In Performing The Audit We are to inform Those Charged with Governance of any significant difficulties encountered in dealing with management related to the performance of the audit.	There were no difficulties encountered in dealing with management related to the performance of the audit.
Communications Regarding Internal Controls As Required by PCAOB Standards We are required to communicate the following items to Those Charged with Governance: • All significant deficiencies and material weaknesses identified during our audit must be reported, in writing, to management and Those Charged with Governance in a timely manner and before the issuance of our report on internal control over financial reporting. • If we conclude that the oversight of the Company's external financial reporting and internal control over financial reporting by Those Charged with Governance is ineffective, we would be required to address such information, in writing, directly to the Board of Directors.	We direct your attention to the Review Report which did not include any exceptions to the exemption provisions included in management's assertion or document the exceptions to the exemption provisions included in management's assertion.

Communication Item	Results
• That all deficiencies in internal control over financial reporting that are of a lesser magnitude than material weaknesses, and have not been communicated by the internal audit function or others within the organization, have been reported to management.	
Communications Regarding the Exemption Review of Brokers and Dealers • Any exceptions to the exemption provisions identified by the auditor and information that causes the broker's or dealer's assertions about the exemption provisions not to be fairly stated, in all material respects.	We direct your attention to the Review Report which did not include any exceptions to the exemption provisions included in management's assertion or document the exceptions to the exemption provisions included in management's assertion.
Other Matters We are to communicate any other matters arising from the audit that are significant to the Company's financial reporting process, including complaints or concerns regarding accounting or auditing matters that have come to our attention during the audit.	No additional matters were noted during our audit.

We were pleased to serve your Company as its independent auditors and look forward to our continued relationship. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire. This letter is intended solely for the information and use of Those Charged with Governance, Board of Directors, management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Miami, Florida
February 27, 2017